Jon C. Avina

T: +1 650 843 5307

javina@cooley.com

August 4, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Attn:	Mariam Mansaray, Staff Attorney

Jan Woo, Legal Branch Chief

Becky Chow, Senior Staff Accountant

Stephen Krikorian, Senior Staff Accountant

Re:	Rubrik, Inc.

Amendment No. 3 to

Draft Registration Statement on Form S-1

Submitted June 2, 2023

CIK No. 0001943896

Ladies and Gentlemen:

On behalf of Rubrik, Inc. (the “Company”), we are providing this letter in response to comments received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letters dated (i) June 20, 2023 with respect to Amendment No. 3 to the Company’s draft registration statement on Form S-1, confidentially submitted on June 2, 2023, (the “June 2023 Comments”), and (ii) November 10, 2022 with respect to the Company’s draft registration statement on Form S-1, initially confidentially submitted on October 14, 2022 (the “Initial Comments” together with the June 2023 Comments, the “Comments”). The Company is providing the Staff with an update to comment no. 15 from the Initial Comments.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

U.S. Securities and Exchange Commission August 4, 2023 Page Two

Amendment No. 3 to Draft Registration Statement on Form S-1

Summary of Significant Accounting Policies

Revenue recognition

Judgments, page F-10

1.

We note your revised disclosure in response to prior comment 16 in our letter dated November 10, 2022. Please clarify whether the offering of “the subscription credits for RSC to qualified customers with Refresh Rights in exchange for relinquishing their existing rights to next-generation Rubrik-branded Appliances at no cost” qualifies as a contract modification. You also disclose that “The subscription credits resulted in a significant increase in the value of the existing material rights”. We refer you to ASC 606-10-25-10. Please provide your accounting analysis with citations to accounting literature that supports your conclusion. In addition, tell us what consideration you gave to disclosing the impact of the subscription credits. We refer you to ASC 606-10-50-10(b).

Response: The Company supplementally advises the Staff that, in the fiscal year ended January 31, 2020, the Company began selling subscription offerings whereby qualified customers were eligible to receive next-generation Rubrik-branded commodity servers (“Rubrik-branded Appliances”) at no cost if they renewed their contract in the future (such rights, the “Refresh Rights”). These subscription offerings included term-based licenses with associated support services, SaaS, and Rubrik-branded Appliances. The Refresh Rights were accounted for as material rights and had an immaterial impact to the financial statements. Due to the immaterial impact, the Company did not historically disclose information about the Refresh Rights or the related accounting impact in the notes to the Company’s financial statements.

In the fiscal year ended January 31, 2023, the Company announced it would no longer sell Rubrik-branded Appliances, and therefore the Company would also no longer offer Refresh Rights. At the same time, the Company announced through its customer support portal to all existing qualified customers that the Company would offer RSC (as defined below) subscription credits (“Subscription Credits”) to qualified customers with Refresh Rights in exchange for relinquishing their Refresh Rights. The Subscription Credits provide these qualified customers with the ability to get an incremental discount on their future purchase of a subscription to Rubrik Security Cloud (“RSC”).

With the announcement of the offering of Subscription Credits to qualified customers, the Company concluded that a contract modification under ASC 606-10-25-10 had occurred because the Company modified the rights and obligations of existing contracts with qualified customers. Under the original contract terms, qualifying customers had Refresh Rights that the Company had accounted for as customer options that are material rights. The Subscription Credits offer provided qualified customers with different rights. Qualified customers can redeem their Subscription Credits when they make qualified purchases of RSC subscriptions in exchange for relinquishing their Refresh Rights.

The Company concluded the Subscription Credits offer resulted in a termination of existing contracts and creation of new contracts (prospective modification) under ASC 606-10-25-13 because the remaining goods and services are distinct from those already transferred on or before the date of the contract modification. At the time the Company offered Subscription Credits to qualified customers, the remaining distinct performance obligations under the original contracts were support services, SaaS, and the underlying performance obligations associated with the material rights for the Refresh Rights. Following the modification of the contracts, the remaining distinct performance obligations are support services, SaaS, and the underlying performance obligations associated with the material rights for the Subscription Credits or Refresh Rights.

ASC 606-10-50-10 states: “an entity shall provide an explanation of the significant changes in the contract asset and the contract liability balances during the reporting period. The explanation shall include qualitative and quantitative information.” ASC 606-10-50-10 also provides example situations of where changes should be disclosed.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

U.S. Securities and Exchange Commission August 4, 2023 Page Three

Based on the Company’s accounting conclusion that the modification resulted in prospective accounting, the total deferred revenue did not change as a result of accounting for this contract modification. It did, however, result in a change in the timeframe of when existing performance obligations would be satisfied (ASC 606-10-60-10(e)). Upon announcement of the Subscription Credits offer, the Company performed an assessment of the size of the material right and the assumptions related to the timing of when the existing performance obligations would be satisfied. Based on that assessment, the Company classified any amount that is not expected to be recognized into revenue within 12 months as deferred revenue, noncurrent.

None of the other examples provided under ASC 606-10-50-10 are applicable because the Subscription Credits offer was not a result of a business combination, did not result in a cumulative catch-up adjustment to revenue that affected the corresponding contract asset or contract liability per ASC 606-10-50-10(b), and did not have any impact on contract assets.

The Company has qualitatively and quantitatively discussed the changes to its contract liability balance in the financial statements under Note 2—Summary of Significant Accounting Policies, Revenue recognition, Judgments, stating, “The subscription credits resulted in a significant increase in the value of the existing material rights....” The Company has further quantitatively provided the breakout of the current and noncurrent portion of total deferred revenue, which incorporates the impact of the Subscription Credits on the balance sheet as well as the percentage of revenue expected to be recognized in revenue in the next 12 months for the total remaining non-cancelable performance obligations under Note 2—Summary of Significant Accounting Policies, Revenue recognition, Transaction price allocated to remaining performance obligations.

Amendment No. 3 to Draft Registration Statement on Form S-1

Note 10. Stockholders’ Deficit and Common Stock, page F-26

2.

Please tell us and disclose, if material, whether any equity-based awards, including grants of options to purchase stock and restricted stock units, have been issued subsequent to year ended January 31, 2023. If so, compare the valuation used for those issuance to the estimated price range of this offering. We also refer you to ASC 260-10-50-2.

Response: The Company supplementally advises the Staff that, subsequent to the fiscal year ended January 31, 2023 and on or before the Company’s financial statements for such fiscal year were issued, the Company did not grant any options to purchase stock but granted restricted stock units (“RSUs”) in March 2023 for an aggregate of 9,063,958 shares of common stock to its employees with both service-based and performance-based conditions. The performance-based condition is deemed to be satisfied on the first to occur of (i) immediately prior to a sale event, as defined in the Company’s Amended and Restated 2014 Stock Option Plan (the “2014 Plan”), or (ii) the Company’s Initial Public Offering, as defined in the 2014 Plan, in either case, occurring prior to the expiration date of the RSU. The fair value per share of the RSUs granted in March 2023 was $21.87 per share. The Company supplementally advises the Staff that, as of the date hereof, the Company does not have any estimated price range of this offering. However, the Company undertakes to provide the Staff with the estimated price range of the offering when it is available and will provide the Staff with a comparison of the estimated offering price range to the value of the March 2023 RSU grants.

ASC 260-10-50-2 states that “for the latest period for which an income statement is presented, an entity shall provide a description of any transaction that occurs after the end of the most recent period but before the financial statements are issued or are available to be issued that would have changed materially the number of common shares or potential common shares outstanding at the end of the period if the transaction had occurred before the end of the period.”

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

U.S. Securities and Exchange Commission August 4, 2023 Page Four

The Company considered the accounting guidance and advises the Staff that the RSUs granted by the Company in March 2023 would not have any impact on the number of shares of common stock outstanding used to calculate earnings per share as of January 31, 2023 even if these RSUs were granted on or before January 31, 2023 because these RSUs are not considered to be outstanding until, at a minimum, the performance-based condition has been met.

Draft Registration Statement on Form S-1

Note 10 – Stockholders’ Deficit and Common Stock

Stock-Based Compensation, page F-24 (F-26)

15.

For each of your equity-based awards in the twelve months preceding the filing of this registration statement, please tell us the estimated fair value of the underlying shares of common stock at each grant date and describe how any intervening events within the Company or changes in your valuation assumptions or methodology were considered in the fair values of the underlying common stock at each grant date. Also compare the most recent valuation to the estimated price range of this offering. Continue to provide us with updates to this analysis for all equity-related transactions through the effectiveness date of the registration statement.

Response: In response to the Staff’s request to provide updates to this analysis, the Company has set forth below a summary of the equity awards granted from February 1, 2023 to April 30, 2023, including the fair value of the underlying shares of Class B common stock for reference (assuming reclassification of the Company’s outstanding shares of common stock into an equal number of shares of Class B common stock in connection with the Company’s proposed initial public offering):

Grant Date	Number of Shares of Common Stock Underlying Equity Awards Granted	Fair Value per Share for Financial Reporting
March 24, 2023	9,063,958	$21.87

As discussed in the Company’s response letter dated June 1, 2023 (the “June 2023 Letter”) and December 9, 2022 (the “December 2022 Letter”), for financial reporting purposes, the Company reassessed the fair value of its Class B common stock used in measuring the grant date fair value of the Company’s equity awards by incorporating all available information to date and computed stock-based compensation expense by linearly interpolating on a daily basis the change between the valuation reports performed immediately prior to and immediately after the date of grant. The Company believes that this straight-line methodology provides the most reasonable basis for the valuation of its Class B common stock because the Company did not identify any single event that occurred during periods between valuation dates that would have caused a material change in the fair value of the Class B common stock.

The following are the key considerations in determining the value of the Class B common stock at each valuation date:

January 31, 2023 Valuation

In the June 2023 Letter, the Company provided the key considerations in determining the value of the Class B common stock as of January 31, 2023 and concluded the fair value of the Company’s Class B common stock was $21.85 per share.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

U.S. Securities and Exchange Commission August 4, 2023 Page Five

April 30, 2023 Valuation

During the three months ended April 30, 2023, the Company continued to make progress for a potential initial public offering (“IPO”), which included the confidential submission of Amendment No. 2 to the Company’s draft registration statement on Form S-1. The Company did not make any changes in the valuation methodology used for the valuation of its Class B common stock as of April 30, 2023 and continued to use the combination of market and income approach. The Company updated the weighting assigned to the IPO scenario from 50% used in the January 31, 2023 valuation report to 65% in the April 30, 2023 valuation report to account for the progress made towards the potential IPO. The Company also updated the dates for the IPO scenario to October 2023 and January 2024, with 80% and 20% probability assigned to the respective IPO date. During the three months ended April 30, 2023, the transaction price of secondary sales used for the market approach method experienced a slight decline as compared to the three months ended January 31, 2023. These factors resulted in a marginal increase of the fair value of Class B common stock as of April 30, 2023 compared to the fair value as of January 31, 2023. The fair value of the Company’s Class B common stock was determined to be $21.89 per share as of April 30, 2023.

*        *        *

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

U.S. Securities and Exchange Commission August 4, 2023 Page Six

Please contact me at (650) 843-5307 or Calise Cheng at (650) 843-5172 with any questions or further comments regarding our responses to the Staff’s Comments. Thank you in advance for your attention to this matter.

Sincerely,

/s/ Jon C. Avina
Jon C. Avina

cc:	Bipul Sinha, Rubrik, Inc.

Peter McGoff, Rubrik, Inc.

Anne-Kathrin Lalendran, Rubrik, Inc.

Calise Cheng, Cooley LLP

David Ambler, Cooley LLP

Mary Wilbourn, Cooley LLP

Rick Kline, Latham & Watkins LLP

Sarah Axtell, Latham & Watkins LLP

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: +1 650 843 5000 f: +1 650 849 7400 cooley.com